                                   FORM 6-K

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 of 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of November 1999
  (containing quarterly information for the quarter ended September 30, 1999)

                           Galileo Technology Ltd.
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                   Moshav Manof, D.N. Misgav 20184, Israel
--------------------------------------------------------------------------------
                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F      X             Form 40-F    _____
                                 -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes    _____                 No            X
                                                             -----

                            GALILEO TECHNOLOGY LTD.
                                   FORM 6-K

                                     INDEX


PART I.             FINANCIAL INFORMATION

          Item 1.   Financial Statements (Unaudited):

                    Condensed Consolidated Balance Sheets
                    September 30, 1999 and December 31, 1998

                    Condensed Consolidated Statements of Operations Three and nine months ended September 30, 1999 and 1998

                    Condensed Consolidated Statements of Cash Flows Nine months ended September 30, 1999 and 1998

                    Notes to Condensed Consolidated Financial Statements (Unaudited)

          Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

          Item 3.   Quantitative and Qualitative Disclosures about Market Risk

PART II.            OTHER INFORMATION

          Item 1.   Exhibits  - Exhibit Index

Signatures

PART I.   FINANCIAL INFORMATION

Item 1.   Financial Statements

                            GALILEO TECHNOLOGY LTD.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                         (U.S. dollars, in thousands)

                                                                           September 30,    December 31,
                                                                                1999            1998
                                                                          -------------------------------
                                                                            (Unaudited)          (1)
ASSETS
Current assets:
       Cash and cash equivalents                                              $   45,440      $   45,607
       Short-term investments                                                     57,268          40,838
       Accounts receivable, net                                                   10,990           5,207
       Inventories                                                                 6,846           2,851
       Prepaid expenses and other assets                                           3,159           1,745
                                                                          -------------------------------
Total current assets                                                             123,703          96,248

Other assets                                                                       2,082           1,857
Property and equipment, net                                                        7,991           4,816
                                                                          -------------------------------
Total assets                                                                  $  133,776      $  102,921
                                                                          ===============================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
       Accounts payable                                                       $   10,949      $    4,826
       Accrued and other liabilities                                               8,444           6,078
       Deferred income                                                             1,480             771
       Short-term debt and current maturities of long-term debt                       10             128
                                                                          -------------------------------
Total current liabilities                                                         20,883          11,803

Accrued severance pay                                                                346             283
Long-term debt                                                                         -               6
Other liabilities                                                                  1,351           1,030

Commitments

Shareholders' equity:
        Ordinary Shares                                                           72,263          70,148
        Treasury Shares at cost                                                        -          (1,451)
        Deferred compensation                                                       (559)           (941)
        Accumulated other comprehensive income                                        25             155
        Retained earnings                                                         39,467          21,888
                                                                          -------------------------------
Total shareholders' equity                                                       111,196          89,799

                                                                          -------------------------------
Total liabilities and shareholders' equity                                    $  133,776      $  102,921
                                                                          ===============================

                            See accompanying notes.

(1) The balance sheet at December 31, 1998 has been derived from audited financial statements at that date, but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

                            GALILEO TECHNOLOGY LTD.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (U.S. dollars, in thousands, except per share data)
                                  (Unaudited)

                                                      Three Months Ended                  Nine Months Ended
                                               ----------------------------------  ---------------------------------
                                                September 30,    September 30,      September 30,    September 30,
                                                     1999             1998               1999            1998
                                               ----------------------------------  ---------------------------------
Net sales                                               $22,024          $11,454            $55,447         $37,952

Cost of sales                                             7,620            4,343             19,314          14,301
                                               ----------------------------------  ---------------------------------

Gross profit                                             14,404            7,111             36,133          23,651

Operating expenses:
       Research and development                           4,689            2,807             11,653           8,011
       Selling, marketing and administrative              3,404            2,285              8,786           7,008
                                               ----------------------------------  ---------------------------------

            Total operating expenses                      8,093            5,092             20,439          15,019
                                               ----------------------------------  ---------------------------------

Operating income                                          6,311            2,019             15,694           8,632

Other income, net                                         1,123              984              3,415           3,106
                                               ----------------------------------  ---------------------------------

Income before provision for income taxes                  7,434            3,003             19,109          11,738

Provision for income taxes                                  375              150                955             535

                                               ----------------------------------  ---------------------------------
Net income                                              $ 7,059          $ 2,853            $18,154         $11,203
                                               ===================================  ================================
Earnings per share:
       Basic                                            $  0.17          $  0.07            $  0.44          $ 0.28
                                               ===================================  ================================

       Diluted                                          $  0.16          $  0.07            $  0.41          $ 0.26
                                               ===================================  ================================

Shares used in computing earnings per share:
       Basic                                             41,472           40,742             41,059          40,722
                                               ===================================  ================================

       Diluted                                           45,399           42,014             44,676          42,332
                                               ===================================  ================================

                            See accompanying notes.

                            GALILEO TECHNOLOGY LTD.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
               Increase (decrease) in cash and cash equivalents
                         (U.S. dollars, in thousands)
                                  (Unaudited)

                                                                        Nine Months Ended
                                                                ----------------------------------
                                                                 September 30,    September 30,
                                                                      1999             1998
                                                                ----------------------------------
Cash flows from operating activities
Net income                                                          $   18,154       $   11,203
Adjustments to reconcile net income to net cash
      provided by operating activities:
           Depreciation and other                                        2,012            1,157
           Amortization of deferred compensation                           383              455
           Deferred income taxes                                             -              208
Changes in operating assets and liabilities:
           Accounts receivable                                          (5,783)            (848)
           Inventories                                                  (3,995)             214
           Prepaid expenses and other assets                            (1,328)             299
           Accounts payable                                              6,123             (686)
           Accrued and other liabilities                                 2,366              (31)
           Deferred income                                                 709              (75)
           Accrued severance pay and other liabilities                     124               34
                                                                ----------------------------------
Net cash provided by operating activities                               18,765           11,930

Cash flows from investing activities
Purchases of short-term investments                                    (28,022)         (36,551)
Proceeds from short-term investments                                    11,462           25,421
Purchases of property and equipment                                     (5,187)          (2,150)
Other assets                                                               (51)               -
                                                                ----------------------------------
Net cash used in investing activities                                  (21,798)         (13,280)

Cash flows from financing activities
Proceeds from issuance of Ordinary Shares                                2,990            1,863
Repurchase of Ordinary Shares                                                -           (1,467)
Repayment of debt                                                         (124)            (184)
                                                                ----------------------------------
Net cash provided by financing activities                                2,866              212

Net decrease in cash and cash equivalents                                 (167)          (1,138)
Cash and cash equivalents at beginning of period                        45,607           43,887
                                                                ----------------------------------
Cash and cash equivalents at end of period                          $   45,440       $   42,749
                                                                ==================================

                            See accompanying notes.

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

1.   Basis of Presentation:

     The condensed consolidated financial statements have been prepared by Galileo Technology Ltd., without audit, and include the accounts of Galileo Technology Ltd. and its wholly-owned subsidiaries ("Galileo" or collectively the "Company"). Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company, the financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position at September 30, 1999 and December 31, 1998, and the operating results and cash flows for the reported periods. These financial statements and notes should be read in conjunction with the Company's audited financial statements and notes thereto for the year ended December 31, 1998, which were filed with the Securities and Exchange Commission on Form 20-F.

     The results of operations for the three and nine months ended
September 30, 1999 are not necessarily indicative of the results that may be expected for the future quarters or the year ending December 31, 1999.

2.   Earnings Per Share

     The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

                                                         Three Months Ended               Nine Months Ended
                                                             September 30,                    September 30,
                                                  --------------------------------    ------------------------------
                                                         1999           1998              1999           1998
                                                  --------------------------------    -----------------------------
Numerator used for both basic and diluted
    earnings per share - net income                   $    7,059      $   2,853         $  18,154      $  11,203
                                                  --------------------------------    -----------------------------

Denominator for basic earnings per share-
    Weighted average shares                               41,472         40,742            41,059         40,722
                                                  --------------------------------    -----------------------------

Denominator for diluted earnings per share:
    Denominator for basic earnings per share              41,472         40,742            41,059         40,722
    Effect of dilutive securities-
        Share options                                      3,927          1,272             3,617          1,610
                                                  --------------------------------    -----------------------------
                                                          45,399         42,014            44,676         42,332
                                                  ================================    =============================
Earnings per share:
    Basic                                             $     0.17      $    0.07         $    0.44      $    0.28
                                                  ================================    =============================
    Diluted                                           $     0.16      $    0.07         $    0.41      $    0.26
                                                  ================================    =============================

Potentially dilutive securities excluded from
    computations as the effect would be
    antidilutive                                              26          2,042                50            764
                                               =================================   ==============================

3.   Inventories

      are stated at the lower of cost or market value. Cost is determined by the first-in, first-out (FIFO) method. Substantially all of the inventories are finished goods.

4.   Comprehensive Income

     Total comprehensive income for the three months ended September 30, 1999 and 1998 was $7,087,000 and $3,061,000, respectively. For the nine months ended September 30, 1999 and 1998, total comprehensive income was $18,024,000 and $11,347,000, respectively. Other comprehensive income represents net unrealized gain (loss) on available-for-sale investments.

5.   Segment Information

     The Company and its subsidiaries operate in one segment, principally the definition, development and marketing of semiconductor devices for the data communication market. Operations in Israel include research and development and production contracting. Operations in the U.S. include marketing and sales.

6.   Stock Split

     On September 17, 1999, the Company effected a two-for-one stock split in the form of a stock dividend. Accordingly, all references to share and per-share data for all periods presented have been adjusted to reflect this event.

7.   New Accounting Standards

     Effective January 1, 1999, the Company adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed for or Obtained for Internal Use" (the "SOP"). The SOP requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. The Company previously expensed such costs as incurred. The adoption of the new SOP does not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

     In June 1999, the FASB issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." This Statement defers for one year the effective date of Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The rule will now apply for years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, the Company does not anticipate that the adoption of SFAS 133 will have a significant effect on the Company's consolidated results of operations or financial position.

PART I.   FINANCIAL INFORMATION

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the condensed consolidated interim financial statements and the notes thereto in Part I, Item 1 of this quarterly report and with Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the Company's Annual Report on Form 20-F for the year ended December 31, 998.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" contained herein and in the Company's other filings with the Securities and Exchange Commission.

Overview

     Galileo defines, develops and markets advanced digital semiconductor devices that perform critical functions for network systems, including LANs, WANs, and the Internet. Time-to-market pressures, bandwidth constraints and the need for improved network management capabilities have forced network system vendors increasingly to transition from internally-developed solutions to third-party semiconductor devices that are highly-integrated, scalable, programmable and flexible and meet the demands of more technologically sophisticated networks. Galileo's highly integrated "datacom systems on silicon" simplify the designs, reduce development risks and costs, and substantially improve time-to-market for manufacturers of data communications equipment. The Company's product lines --system controllers, switched Ethernet controllers, and communications controllers -- provide three of the key technologies needed in communications systems. Galileo Technology Ltd. is an international company with its headquarters in Moshav Manof, Israel and its business headquarters, Galileo Technology, Inc. ("GTI"), in San Jose, California.

Results of Operations

     The following table sets forth, as a percentage of net sales, statement of operations data for the periods indicated.

                                                      Three Months Ended             Nine Months Ended
                                                          September 30,                 September 30,
                                                      1999           1998            1999           1998
                                                    ----------------------------------------------------
Net sales                                              100%           100%            100%          100%
Cost of sales                                         34.6           37.9            34.8          37.7
                                                    ----------------------------------------------------
Gross profit                                          65.4           62.1            65.2          62.3
Operating expenses:
     Research and development                         21.3           24.5            21.0          21.1
     Selling, marketing and administrative            15.4           20.0            15.9          18.5
                                                    ----------------------------------------------------
               Total operating expenses               36.7           44.5            36.9          39.6
Operating income                                      28.7           17.6            28.3          22.7
Other income, net                                      5.1            8.6             6.1           8.2
                                                    ----------------------------------------------------
Income before provision for income taxes              33.8           26.2            34.4          30.9
Provision for income taxes                             1.7            1.3             1.7           1.4
                                                    ----------------------------------------------------
Net income                                            32.1%          24.9%           32.7%         29.5%
                                                    ====================================================


     Net Sales. Net sales to date have been derived primarily from the sale of system controllers and switched Ethernet LAN controllers. Net sales increased to $22.0 million for the three months ended September 30, 1999 from $11.5 million for the three months ended September 30, 1998. Net sales increased to $55.4 million for the nine months ended September 30, 1999 from $38.0 million for the nine months ended September 30, 1998. The Company experienced unit sales growth for both its system controllers and switched Ethernet LAN controllers for the three and nine months ended September 30, 1999 as compared to the three and nine months ended September 30, 1998. Contributing to the increase in net sales was the increased demand for the Company's new generation of switched Ethernet LAN controllers, the GalNet-II product family, and new controller products.

     Four customers accounted for approximately 22%, 22%, 12% and 11%, respectively, of the Company's net sales for the three months ended September 30, 1999. The same four customers accounted for approximately 23%, 16%, 11% and 10%, respectively, of the Company's net sales for the nine months ended September 30, 1999. The Company expects a significant portion of its future net sales to remain concentrated within a limited number of strategic customers. There can be no assurance that the Company will be able to retain its strategic customers, that such customers will not cancel or reschedule orders or that, in the event they cancel orders, such orders will be replaced by other sales. The occurrence of any such events or the loss of a strategic customer would have a material adverse effect on the Company's operating results. See "Risk Factors-- Risks Relating to the Company--Customer Concentration" and "--Dependence on OEMs."

     Cost of Sales/Gross Profit. Cost of sales consists principally of the cost of purchased packaged semiconductor products from the Company's foundries. Cost of sales increased to $7.6 million for the three months ended September 30, 1999 from $4.3 million for the three months ended September 30, 1998. Cost of sales increased to $19.3 million for the nine months ended September 30, 1999 from $14.3 million for the nine months ended September 30, 1998. The increase in cost of sales for the three and nine months ended September 30, 1999 as compared to the three and nine months ended September 30, 1998 was due to increased sales of system controllers and switched Ethernet LAN controllers.

     The gross margin on net sales for the three months ended September 30, 1999 increased to 65.4% from 62.1% for the three months ended September 30, 1998. The gross margin on net sales for the nine months ended September 30, 1999 increased to 65.2% from 62.3% for the nine months ended September 30, 1998. The increase in the Company's gross margin on net sales for the three and nine months ended September 30, 1998, is primarily due to the increased percentage of net sales comprising of new products that currently generate higher gross margin. Additionally, the Company has experienced overall lower product manufacturing costs in the three and six months ended September 30, 1999 as compared to the three and six months ended September 30, 1998. These factors were partially offset by a decline in the average selling price of the company's products. The Company anticipates that the average selling price on the company's existing products will continue to decline in the future. Such declines in the average selling price will lead to declines in the Company's overall gross margin, absent offsetting cost reductions or higher margins on new product introductions.

     Research and Development Expenses. Research and development expenses primarily consist of salaries and related costs of employees engaged in ongoing research, design and development activities, and subcontracting costs. Research and development expenses for the three months ended September 30, 1999 increased to $4.7 million from $2.8 million for the three months ended September 30, 1998. Research and development expenses increased to $11.7 million for the nine months ended September 30, 1999 from $8.0 million for the nine months ended September 30, 1998. As a percentage of net sales, research and development expenses were 21.3% and 24.5% for the three months ended September 30, 1999 and 1998, respectively. The increase in research and development expenses in absolute dollars reflects the addition of personnel, an increase in nonrecurring engineering and product verification expenses and higher depreciation expense. The Company anticipates that research and development expenses will continue to increase in absolute dollars.

     Selling, Marketing and Administrative Expenses. Selling, marketing and administrative expenses are mainly comprised of commissions to sales representatives, employee-related expenses, advertising, trade exhibition expenses and professional fees. Selling, marketing and administrative expenses were $3.4 million for the three months ended September 30, 1999 and $2.3 million for the three months ended September 30, 1998. Selling, marketing and administrative expenses increased to $8.8 million for the nine months ended September 30, 1999 from $7.0 million for the nine months ended September 30, 1998. As a percentage of net sales, selling, marketing and administrative expenses were 15.4% and 20.0% for the three months ended September 30, 1999 and 1998, respectively. Selling, marketing and administrative expenses were 15.9% and 18.5% of net sales for the nine months ended September 30, 1999 and 1998, respectively. The increase in selling, marketing and administrative expenses in absolute dollars was primarily due to increased sales commissions on higher sales and personnel additions. The Company anticipates that sales, marketing and administrative expenses will continue to increase in absolute dollars.

     Other Income, Net. Other income, net was $1.1 million for the three months ended September 30, 1999 and $1.0 million for the three months ended September 30, 1998. Other income, net increased to $3.4 million for the nine months ended September 30, 1999 from $3.1 million for the nine months ended September 30, 1998. The increase in other income, net for the three and nine months ended September 30, 1999 from the three and nine months ended September 30, 1998 is primarily due to higher average cash and short-term investment balances as a result of cash generated from operations.

     Provision for Income Taxes. The provision for income taxes for the three and nine months ended September 30, 1999 and 1998 primarily consisted of the Company's United States income tax expense.

     The Company receives certain tax benefits through operating in Israel, as a result of the "Approved Enterprise" status of most of the Company's existing facilities. The Approved Enterprise status will allow a full tax exemption on the undistributed income derived from the Company's investment in its Israeli facilities. The benefits of the investment plans are expected to expire in 2006. Entitlement to the benefits is conditional upon the Company fulfilling the conditions stipulated by the Investment Law, regulations published thereunder and the instruments of approval for the specific investments in Approved Enterprises. In the event that these conditions are violated, in whole or in part, the Company would be required to refund the amount of tax benefits, with the addition of the Israeli CPI linkage adjustment and interest. The Company believes its Approved Enterprise operates in substantial compliance with all such conditions and criteria.

     If the Company decides to distribute a cash dividend out of income that has been exempted from tax, the income out of which the dividend is distributed will be subject to the 25% Israeli corporate tax rate. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

     The Company's pre-tax income from its U.S. operations is subject to U.S. taxation at U.S. statutory tax rates. However, the Company anticipates that most of its income will be generated from its Israeli operations and therefore its overall effective tax rate will be significantly lower than the U.S. statutory income tax rate.

Liquidity and Capital Resources

     Cash, cash equivalents and short-term investments were $102.7 million at September 30, 1999. The Company generated net cash from operations of $18.8 million for the nine months ended September 30, 1999. Net cash from operations for the nine months ended September 30, 1999 consisted primarily of net income plus depreciation and an increase in accounts payable and accrued and other liabilities offset by an increase in accounts receivable, inventories and prepaid expenses and other assets. Investing activities for the nine months ended September 30, 1999, other than purchases and proceeds from short-term investments and other assets, reflected purchases of property and equipment of $5.2 million. Continued expansion of the Company's business may require higher levels of capital equipment purchases. Financing activities provided cash of $2.9 million primarily from the issuance of Ordinary Shares pursuant to option exercises.

     At September 30, 1999, the Company had $102.8 million in working capital. The Company's principal sources of liquidity at September 30, 1999 consisted of approximately $102.7 million in cash, cash equivalents and short-term investments. The Company believes that its existing cash, cash equivalents and short-term investments, together with any cash flow generated from its operations, will be sufficient to satisfy its working capital and capital expenditure requirements for at least the next 12 months.

Foreign Currency Transactions

     Substantially all of the Company's sales and a substantial portion of its costs are denominated in United States dollars. Since the dollar is the primary currency in the economic environment in which the Company operates, the dollar is its functional currency, and, accordingly, monetary accounts maintained in currencies other than the dollar (principally cash and liabilities) are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and nonmonetary balance sheet accounts are remeasured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations, and have been immaterial to date.

Impact of Year 2000

     The "Year 2000" issue results from the use in computer hardware and software of two digits rather than four digits to define the applicable year. When computer systems must process dates both before and after January 1, 2000, two-digit year "fields" may create processing ambiguities that can cause errors and system failures. The results of these errors may range from minor undetected errors to complete shutdown of an affected system. These errors or failures may have limited effects, or the effects may be widespread, depending on the computer chip, system or software, and its location and function. The effects of the Year 2000 problem are exacerbated because of the interdependence of computer and telecommunications systems in the United States and throughout the world. Because of this interdependence, the failure of one system may lead to the failure of many other systems even though the other systems are themselves "Year 2000 compliant."

     The Company relies heavily on information technology ("IT") systems and other systems and facilities such as telephones, building access control systems and heating and ventilation equipment ("non-IT") systems. If the Company's or significant third parties' IT and/or non-IT systems do not adequately or accurately process or manage day or date information beyond the year 1999, there could be a material adverse impact on the Company's operations. To address the issue, the Company has assembled a Year 2000 cross-functional project team. The Year 2000 project team has developed a phased approach to identifying and remediating Year 2000 issues, with many of these phases overlapping with one another or conducted simultaneously. The Company is also working with its significant third party suppliers of products and systems to assure that the products and systems supplied to the Company, and the products the Company supplies to its customers, are Year 2000 compliant.

     The Year 2000 project consists of four main phases. The first phase involves an internal assessment of the Company's IT and non-IT systems to identify any potentially non-compliant Year 2000 systems. The Company has substantially completed its internal assessment of its IT and non-IT systems. Although, the Company believes it has completed the internal assessment of its IT and non-IT, the Company will continue to internally assess newly acquired, developed or modified systems. Also, there can be no assurance that the Company has successfully identified all applicable systems to be tested. In addition to the internal assessment of the Company's systems, the Company has conducted inquiries of its significant third party vendors to assess their Year 2000 readiness The Company has inquired and received responses from substantially all of its significant third party vendors in regards to their Year 2000 readiness. The Company has not identified any significant third party vendor without its own Year 2000 readiness plan in place.

     The second phase of the Year 2000 project is to remediate any of the Company's IT and/or non-IT systems that are determined not to be Year 2000 compliant. The Company has successfully upgraded all identified non-compliant systems to date. To the extent the Company further identifies any non-compliant systems while performing its ongoing assessment phase the Company intends on either replacing or upgrading such systems.

     The third phase of the Year 2000 project is to test all assessed internal IT and non-IT systems. Such testing will include present and forward date testing which will simulate dates in the Year 2000. The Company has completed this phase and did not identify any internal IT or non-IT systems that are currently being relied upon by the Company that were not Year 2000 compliant.

     The fourth phase is to develop contingency/recovery plans aimed at ensuring the continuity of critical business functions before and after December 31, 1999. As part of that process, the Company has developed reasonably likely failure scenarios for its critical IT and non-IT systems and external relationships. Based on such analysis, the Company has developed plans that are designed to reduce the impact on the Company, and provide methods of returning to normal operations, if one or more of those scenarios occur. There can be no assurance that any such plans will fully mitigate any such failures or problems or mitigate such failures or problems at all.

     The Impact of Year 2000 issues on the Company will depend not only on the review and corrective actions that the Company takes, but also on the way in which Year 2000 issues are addressed by governmental agencies, business and other third parties, including the Company's significant vendors and customers, that provide services or data to, or receive services, data or product from, the Company, or whose financial condition or operational capability is important to the Company. As discussed above, to reduce this exposure, the Company is engaging in an ongoing process of identifying and contacting mission-critical third party vendors to determine their Year 2000 plans and target dates to ensure Year 2000 compliance. Notwithstanding the Company's efforts, there can be no assurance that the Company, mission-critical third party vendors or other significant third parties will adequately address their Year 2000 issues.

     The extent and magnitude of the Year 2000 problem as it will affect the Company, both before and for some period after January 1, 2000, are difficult to predict or quantify for a number of reasons. Among the most important are lack of control over systems that are used by third parties who are critical to the Company's operation, including the Company's significant customers and vendors, dependence on third party software vendors to deliver Year 2000 upgrades in a timely manner, and the uncertainty surrounding how others will deal with liability issues raised by Year 2000 related failures. Therefore it is very difficult for the Company to assess the most reasonably likely worst case scenario in the event that any Year 2000 problems arise.

     To date the Company's costs related to replacing and upgrading its IT and non-IT systems relating to the Year 2000 compliance project have been immaterial, and based on the results of its assessment phase completed to date the Company does not expect the aggregate amount spent on such replacements and upgrades to exceed $25,000. However, there can be no assurance that unexpected delays or problems, including the failure to ensure Year 2000 compliance by systems or products supplied to the Company by a third party, will not have an adverse effect on the Company, its financial performance, or the competitiveness or customer acceptance of its products. Further, the Company's current understanding of expected costs is subject to change as the project progresses and does not include potential costs related to actual customer claims.

                                 RISK FACTORS

Risks Relating to the Company

     Potential Fluctuations in Operating Results. The Company's operating results are subject to quarterly and other fluctuations due to a variety of factors, including the gain or loss of significant customers, increased pricing pressures, the timing of new product and feature announcements and introductions by the Company, its competitors or its customers and market acceptance of existing, new or enhanced versions of the Company's and its competitors' and customers' products. Additionally, even if existing, new or enhanced versions of the Company's products are accepted by the Company's customers, the Company could experience fluctuations in its operating results as a result of any delays or slowdown in the customers production ramp. Other factors include the availability of foundry capacity, the availability of products as a result of fluctuations in manufacturing yields and the availability and cost of raw materials to its main supplier, TSMC in Taiwan, the availability of advanced packaging capacity, changes in the mix of products sold, the cyclical nature of both the data communications market and the semiconductor industry, the timing of significant orders, order cancellations and reschedulings, significant increases in expenses associated with expansion of operations and changes in pricing policies of the Company, its competitors or TSMC, including decreases in unit average selling prices ("ASPs") of the Company's products. Historically, unit ASPs in the semiconductor industry have decreased over the life of individual products. In the past, the Company has experienced decreases in unit ASPs on each of its products. The Company believes that many of its current and potential customers are volume purchasers, and will require volume discounts, and that per unit ASPs of individual products will continue to decline in the future due to these increased volume shipments and other pricing pressures. Such declines in unit ASPs will lead to declines in the gross margins for these products, absent offsetting cost reductions or high margins on new product introductions. Furthermore, as the Company enters new markets, there can be no assurance that gross margins will be consistent with historical levels. These factors are difficult to forecast, and these or other factors could materially affect the Company's quarterly or annual operating results. Therefore, there can be no assurance as to the level of net sales or net income, if any, that may be attained by the Company in any given period in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Dependence on Taiwan Semiconductor Manufacturing Company ("TSMC"), Substantially all of the Company's semiconductor devices are manufactured, assembled and tested by TSMC and its subcontractors. The Company intends to continue to rely on TSMC and its subcontractors for substantially all of its manufacturing, assembly and testing requirements for the foreseeable future. TSMC also manufactures products for other companies. The Company does not have a long-term manufacturing agreement with TSMC. Therefore, TSMC is not obligated to supply products to the Company for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order that has been accepted by TSMC. The Company's reliance on TSMC for the manufacture, assembly and testing of its products involves a number of risks, including the possible absence of adequate capacity as the Company expands, the unavailability of, or interruption in access to, certain process technologies and reduced control over delivery schedules, quality assurance, manufacturing yields and costs. The Company has experienced delays and may in the future experience delays in receiving semiconductor devices from TSMC, and there can be no assurance that the Company will be able to obtain semiconductor devices within the time frames and in the volumes required by the Company at an affordable cost or at all.

     Intense Competition. The data communications market into which the Company sells its products is intensely competitive and is subject to frequent product introductions with improved price/performance characteristics, rapid technological change, unit ASP erosion and continued emergence of new industry standards. The semiconductor industry is also intensely competitive and is characterized by rapid technological change, product obsolescence and unit ASP erosion. The Company expects competition to increase in the future from existing competitors and from companies that may enter the Company's existing or future markets, including certain current customers, with similar or substitute solutions that may be less costly or provide better performance or features than the Company's products. To be successful in the future, the Company must continue to respond promptly and effectively to changing customer performance, feature and pricing requirements, technological change and competitors' innovations. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition and results of operations.

     Third-party merchant competitors vary in the scope of the products and services they offer. Many large companies develop and market network components. In the market for system controllers, the Company's competitors include NEC Corp. with respect to the MIPS microprocessor, several small companies with respect to the Intel i960 microprocessor, and Motorola and IBM with respect to the Power PC microprocessor. The Company's switched Ethernet LAN controllers compete with products from companies such as Texas Instruments Incorporated, MMC Networks, Allayer Technologies Corporation, I-Cube, Inc., PMC-Sierra Inc, and Broadcom Corporation. The Company's remote access WAN controller competes directly with well-established products from Motorola, Inc. and more recent products from Siemens A.G. and Temic Semiconductors. In addition, the Company expects increased competition in the future from other emerging and established companies.

     Customer Concentration. To date, a small number of customers have accounted for a majority of the Company's net sales. The Company expects that revenues from the sale of its products to a limited number of customers will continue to account for a significant percentage of its net sales for the foreseeable future. In addition, a limited number of large OEMs account for a majority of purchasers in the data communications market, and the Company's success will be dependent upon its ability to establish and maintain relationships with these customers. The Company currently has purchase agreements with a few of its larger customers. None of the Company's customer purchase agreements contains minimum purchase requirements. Customers purchase the Company's products pursuant to short-term purchase orders that may be canceled without charge if notice is given within an agreed-upon period. The loss of any one of the Company's major customers would have a material adverse effect on the Company's business, financial condition and results of operations. The Company's future success depends in significant part upon the decision of the Company's current and prospective customers to continue to purchase products from the Company. There is increasing consolidation within the Company's customer base. Accordingly, there can be no assurance that the Company's current customers will continue to place orders with the Company or that the Company will be able to obtain orders from new customers. If orders by current customers are canceled, decreased or delayed or the Company fails to obtain significant orders from new customers, the Company's business, financial condition and results of operations would be materially adversely affected.

     Product Concentration; Broad Market Acceptance of Products. The Company currently derives substantially all of its net sales from its system controllers and switched Ethernet LAN controllers, and the Company expects that net sales from these products will continue to account for a substantial portion of the Company's net sales for the foreseeable future. The Company's future performance will also depend in part on its ability to successfully develop, introduce and market new and enhanced products at competitive prices, including the Company's WAN communication controllers. Broad market acceptance of these products is, therefore, critical to the Company's future success. Factors that may affect the market acceptance of the Company's products include the market acceptance of network switching products, the price, functionality and availability of competing products and technologies, and the success of the sales efforts of the Company and its customers. There can be no assurance that the Company will be able to develop products that will attain broad market acceptance. Failure of the Company's products to achieve broad market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     Rapid Technological Change; Necessity to Develop and Introduce New Products. The markets for the Company's products are characterized by rapidly changing technologies, evolving and competing industry standards, changes in customer needs, emerging competition, new product introductions and rapid product obsolescence. The Company's future success will depend, in part, on its ability to use leading technologies effectively, to continue to develop its technical expertise, to maintain close working relationships with its key customers in order to develop new products that meet changing customer needs, to advertise and market its products and to influence and respond to changing industry standards and other technological changes on a timely and cost-effective basis. There can be no assurance that the Company will be successful in effectively developing or using new technologies, developing new products or enhancing its existing products on a timely basis, or that such new technologies or enhancements will achieve market acceptance. The Company's pursuit of necessary technological advances may require substantial time and expense, and there can be no assurance that the Company will succeed in adapting its products or business to alternate technologies. Failure of the Company, for technological or other reasons, to develop and introduce new or enhanced products that are compatible with industry standards and that satisfy customer price and performance requirements would have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, the Company's competitors may offer enhancements to existing products, or offer new products based on new technologies, industry standards or customer requirements, that have the potential to replace or provide lower cost alternatives to the Company's products. The introduction of such enhancements or new products by the Company's competitors could render the Company's existing and future products obsolete, unmarketable or inoperable. There can be no assurance that the Company will be able to develop new products to compete with new technologies on a timely basis or in a cost-effective manner.

     Dependence on OEMs. The Company's future success depends on OEMs' designing the Company's products into their network systems. The Company must anticipate market trends and the price, performance and functionality requirements of such network system vendors and must successfully develop and manufacture products that meet these requirements. In addition, the Company must meet the timing requirements of such OEMs and must make products available to them in sufficient quantities. The Company works closely with its customers to determine customers' future product needs and receives a rolling forecast from customers for products. The Company has incurred and expects to continue to incur expenses based upon these sales forecasts. The Company's customer purchase agreements contain no minimum purchase requirements. Customers purchase the Company's products pursuant to short-term purchase orders that may be canceled without charge if notice is given within an agreed-upon period. Therefore, there can be no assurance that the actual net sales which the Company will receive will be commensurate with the level of expenses that the Company will incur based on forecasts it receives from its customers in any future period. The Company believes that its success in broadly penetrating markets for its products also depends on its ability to maintain and cultivate relationships with OEMs that are leaders in the data communications and networking markets. Accordingly, in selling to OEMs, the Company can often incur significant expenditures prior to volume sales of new products. The inability of the Company to develop relationships with additional OEMs and have its products designed into new network systems developed by existing and potential OEM customers would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Risks Relating to Operations in Israel

     Operations in Israel. The Company is incorporated under the laws of, and its principal offices are located in, the State of Israel. Thus, the Company is directly influenced by the political, economic and military conditions affecting Israel. Accordingly, any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its present trading partners or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on the Company's business, financial condition and results of operations. Despite some progress toward peace between Israel and its Arab neighbors, there remain a number of countries that restrict business with Israel or Israeli companies. There can be no assurance that restrictive laws or policies toward Israel or Israeli businesses will not have an adverse effect on the expansion of the Company's business.

     Inflation and Currency Fluctuations. Because most of the Company's net sales are generated in U.S. dollars, and a substantial portion of the Company's operating expenses are incurred in NIS, the Company is exposed to risk to the extent that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the U.S. dollar or the timing of such devaluation lags behind inflation in Israel. Likewise, the

Company's operations could be adversely affected if it is unable to guard against currency fluctuations in the future. In the future, the Company may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS; however, no assurance can be given that such measures will adequately protect the Company from material adverse effects due to the impact of inflation in Israel. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Dependence on Tax Benefits. The Company receives certain tax benefits through operating in Israel, particularly as a result of the "Approved Enterprise" status of most of the Company's existing facilities. To be eligible for these tax benefits, the Company must continue to meet certain. The Company believes that it is in compliance with all applicable conditions. If the Company fails to meet such conditions in the future, the tax benefits could be canceled and the Company would be required to refund the tax benefits already received with the addition of the Israeli CPI linkage adjustment and interest. There can be no assurance that these tax benefits will be continued in the future at their current levels or at any level. Israeli authorities have indicated that the government may reduce or eliminate these benefits in the future. The termination or reduction of certain tax benefits would have a material adverse effect on the Company's business, financial condition and results of operations. The Company may, from time to time, submit requests for expansion of its Approved Enterprise programs or for new programs. No assurance can be given that any such requests will be approved. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 3.   Quantitative and Qualitative Disclosures about Market Risk

     In the normal course of business, the financial position of the Company is routinely subjected to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-U.S. dollar denominated assets and liabilities, as well as collectibility of accounts receivable. The Company regularly assesses these risks and has established policies and business practices to protect against the adverse effects of these and other potential exposures. As a result, the Company does not anticipate material losses in these areas.

PART II.  OTHER INFORMATION

Item 1.   Exhibits

                                 EXHIBIT INDEX

Exhibit
Number     Description of Document
-------    -----------------------

1 October 19, 1999 Press Release: "Galileo Technology Ltd. Reports Record Revenue and Profits."

27.1       Financial Data Schedule  (Nine months ended September 30, 1999)

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   GALILEO TECHNOLOGY LTD.


November 19, 1999                  By:  George A. Hervey
                                        ----------------
                                        George A. Hervey, Sr. Vice President
                                        of Finance and Chief Financial Officer